Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-180989

December 11, 2013

Wells Fargo & Company

30,000,000 Depositary Shares, Each Representing a 1/1,000th Interest

in a Share of 6.625% Fixed-to-Floating Rate Non-Cumulative Perpetual Class A Preferred Stock, Series R

Issuer:	Wells Fargo & Company

Title of Securities:	Depositary Shares, each representing a 1/1,000th interest in a share of 6.625% Fixed-to-Floating Rate Non-Cumulative Perpetual Class A Preferred Stock, Series R

Size:	$750,000,000 (30,000,000 depositary shares)

Over-allotment Option:	$112,500,000 (4,500,000 depositary shares)

Maturity:	Perpetual

Liquidation Preference Amount:	$25,000 per share of Series R Preferred Stock (equivalent to $25 per depositary share)

Trade Date:	December 11, 2013

Settlement Date:	December 18, 2013 (T+5)

Price to Public:	$25 per depositary share

Underwriting Discount:	$0.2500 per depositary share sold to institutional investors ($4,384,750.00 in the aggregate) and $0.7875 per depositary share sold to retail investors ($9,813,037.50 in the aggregate or $13,356,787.50 in the aggregate assuming the underwriters exercise their over-allotment option in full and the depositary shares are sold to retail investors)

Net Proceeds (before expenses) to Issuer:	$735,802,212.50 (or $844,758,462.50 assuming the underwriters exercise their over-allotment option in full and the depositary shares are sold to retail investors)

Dividend Rate (Non-Cumulative):	From December 11, 2013 to, but excluding, March 15, 2024 (the “Fixed Rate Period”), an annual rate equal to 6.625%, and from, and including, March 15, 2024 (the “Floating Rate Period”), an annual rate equal to three-month LIBOR plus 3.69%.

Dividend Payment Dates:	Quarterly in arrears on the 15th day of each March, June, September and December, commencing March 15, 2014. If a dividend payment date on or prior to March 15, 2024 is not a business day, such dividend payment date will be the next succeeding business day, without any payment in respect of such delay. If a dividend payment date after March 15, 2024 is not a business day, such dividend payment date will be the next succeeding business day unless that day falls in the next calendar month, in which case the dividend payment date will be the immediately preceding business day, and dividends will accrue to the actual payment date.

Dividend Period:	The period from, and including, a dividend payment date to, but excluding, the next dividend payment date, except for the initial dividend period which will be the period from, and including, December 18, 2013 to, but excluding, March 15, 2014.

Business Day:	For dividends payable for the Fixed Rate Period, any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in New York, New York, and for dividends payable for the Floating Rate Period, any day that would be a business day during the Fixed Rate Period that is also a day on which commercial banks and foreign exchange markets settle payments in London.

Day Count:	Fixed Rate Period: 30/360

Floating Rate Period: Actual/360

Optional Redemption:	On any dividend payment date on or after March 15, 2024, the Series R Preferred Stock may be redeemed at the Issuer’s option, in whole, or in part, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus an amount equal to any declared and unpaid dividends up to the redemption date, without accumulation of any undeclared dividends. The Series R Preferred Stock also may be redeemed at the Issuer’s option in whole, but not in part, prior to March 15, 2024 upon the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus an amount equal to any declared and unpaid dividends up to the redemption date, without accumulation of any undeclared dividends. Neither the holders of Series R Preferred Stock nor holders of depositary shares will have the right to require the redemption of the Series R Preferred Stock.

Sole Book Running Manager:	Wells Fargo Securities, LLC

Joint Lead Managers:	Citigroup Global Markets Inc.

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Morgan Stanley & Co. LLC

UBS Securities LLC

Co-Managers:	Banca IMI S.p.A.

Barclays Capital Inc.

BB&T Capital Markets, a division of BB&T Securities, LLC

BMO Capital Markets Corp.

Capital One Securities, Inc.

Comerica Securities, Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

ING Financial Markets LLC

Lloyds Securities Inc.

National Bank of Canada Financial Inc.

RBC Capital Markets, LLC

Santander Investment Securities Inc.

Underwriters:	Blaylock Robert Van, LLC

Drexel Hamilton, LLC

Muriel Siebert & Co., Inc.

Samuel A. Ramirez & Company, Inc.

Listing:	We intend to apply to list the depositary shares on the New York Stock Exchange under the symbol “WFCPrR”. If the application is approved, we expect trading of the depositary shares on the NYSE to begin within the 30-day period after the initial delivery of the depositary shares.

CUSIP/ISIN:	949746 465/ US9497464654

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or e-mailing: cmclientsupport@wellsfargo.com.

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